Exhibit (a)(6)(E)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK		NEW YORK COUNTY CLERK'S OFFICE

FEB 23 2005
CHRISTOPHER PIZZO, individually and on behalf of all others similarly situated,	: :
	:	NOT COMPARED
Plaintiff,	:	WITH COPY FILED
v.	:	No.
:
NOVARTIS AG, NOVARTIS CORPORATION, EON LABS INC., FRANK F. BEELITZ, BERNHARD HAMPL, DOUGLAS M. KARP, MARK R. PATTERSON, and THOMAS STRÜNGMANN,	: : : : : :	CLASS ACTION COMPLAINT
:
Defendants.	:

Plaintiff alleges upon information and belief, except for paragraph 5 hereof, which is alleged upon personal knowledge, as follows:

SUMMARY OF ACTION

1.                                       Plaintiff brings this case as a class action on behalf of himself and all other shareholders of Eon Labs, Inc. (“Eon” or the “Company”) who are similarly situated for injunctive and other appropriate relief in connection with the proposed acquisition of Eon by Novartis AG (“Novartis AG”), Eon’s majority shareholder.

2.                                       Under the terms of the proposed merger, the merger consideration which Eon’s minority public shareholders will receive is inadequate and unfair.

JURISDICTION AND VENUE

3.                                       This Court has personal Jurisdiction over the Defendant pursuant to §§ 301 and 302 of the New York Civil Practice Law and Rules (“CPLR”) in that Defendants reside in this States, are incorporated in this State and/or transact business in this State.

4.                                       Venue is proper in this County pursuant to CPLR § 503 in that, on information and belief, Defendant Mark R. Patterson and Douglas M. Karp reside in this County.

THE PARTIES

5.                                       Plaintiff Christopher Pizzo owns 200 shares of Eon common stock and has owned such shares at all material times.

6.                                       Defendant Novartis AG (“Novartis AG”) is a company incorporated in Switzerland and maintains corporate headquarters at Lichtstrasse 35, 4056 Basel, Switzerland. Novartis is a world leader in pharmaceuticals and consumer health. It is a public company with American Depositary Shares (“ADS”) trading on the New York Stock Exchange.

7.                                       Defendant Novartis Corporation (“Novartis Corp.”) is a New York Corporation located at 180 Park Avenue, Florham Park, NJ 07932. Novartis Corp. is a wholly owned subsidiary of Novartis AG.

8.                                       Defendant Eon Labs Inc. (“Eon” or the “Company”) is incorporated under the laws of Delaware and maintains corporate headquarters at 1999 Marcus Avenue, Lake Success, NY 11042. Eon is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States. As of November 8, 2004, there were 88,823,124 shares of common stock (“Common Stock”) outstanding. The Common Stock has one vote per share.

9.                                       Frank F. Beelitz (“Beelitz”) has been a Director since February 2002. Beelitz has been the General Partner of Beelitz & Cie., an investment banking advisory firm, since July 2000. Mr. Beelitz was a Managing Director of Lehman Brothers Inc. and was a member of the management board and co-head of Lehman Brothers Bankhaus AG from July 1993 to July 2000. Prior to joining

Lehman Brothers Inc., Mr. Beelitz was a Managing Director with Salomon Brothers Inc. and a member of the management board and co-head of Salomon Brothers AG for seven years. Mr. Beelitz received a degree in banking from Bethmann Schule and received a Certificat d’Etudes Francaises from the Université de Grenoble, France.

10.                                 Bernhard Hampl, Ph.D. (“Hampl”) has served as Eon’s Chief Executive Officer since October 1995 and a Director since September 1995. In January 1996, Dr. Hampl became President. From May 1995 to October 1995, Hampl was employed by Hexal AG to evaluate the possibility of establishing a U.S. subsidiary. From April 1980 until May 1995, Hampl held various positions with both Cyanamid GmbH and its business unit Durachemie GmbH, including Department Head of Research and Development, where he was responsible for research and development activities in Germany for the medical, agricultural and veterinary business of Cyanamid GmbH; Technical Director, where he was responsible for quality, manufacturing, logistics, research and development; and Plant Director. Hampl was significantly involved in an internal task force formed to restructure the European operations of Cyanamid GmbH. Hampl received his Bachelor’s Degree in Pharmaceutical Sciences and a Ph.D. in Pharmaceutical Chemistry from Ludwig Maximillian University of Munich.

11.                                 Douglas M. Karp (“Karp”) is a Director of Eon and currently the Managing Partner at Pacific Partners, LLC, a private equity and advisory firm focused on communications, media and technology companies. Prior to joining Pacific Partners, Mr. Karp was a Managing Director and member of the Operating Committee at E.M. Warburg Pincus & Co., LLC where he was responsible for a private equity portfolio of approximately $14 billion focused on Communications, Media and Restructuring. Prior to this position, he served as a Managing Director of Mergers and Acquisitions at Salomon Brothers Inc. In addition to Eon Labs, Mr. Karp serves on the Board of City Parks Foundation of New York and Horizons National Education Program. Mr. Karp holds degrees from Yale University and Harvard Law School.

12.                                 Mark R. Patterson (“Patterson”) is a Director of Eon and currently the Chairman of MatlinPatterson Asset Management LLC, which manages MatlinPatterson Global Opportunities Partners, L.P., a $2.2 billion merchant banking distressed fund. Previously, Mr. Patterson was a Managing Director of Credit Suisse First Boston Corporation, as well as Vice Chairman with an emphasis on Leveraged Finance businesses. Mr. Patterson also served as Vice Chairman of Credit Suisse First Boston Corporation and served on its Global Operating Committee. In addition to Eon Labs, Mr. Patterson is an Advisory Board member of K Capital Partners LLC, a Boston-based hedge fund. Mr. Patterson holds degrees in law and economics from South Africa’s Stellenbosch University and an MBA from New York University’s Stern School of Business.

13.                                 Thomas Strüngmann, Ph.D. (“Strüngmann”) has served as Chairman of the Board of Directors since September 1995. Strüngmann co-founded Hexal AG in 1986 and has served as its Co-Chief Executive Officer and Co-President since then. Strüngmann served as Chief Executive Officer of Durachemie GmbH. Strüngmann received a B.S. degree in economics from the University of Munich and a Ph.D. from the University of Augsburg, Germany. Chairman of the Board of Directors.

14.                                 Defendants Beelitz, Hampl, Karp, Patterson, and Strüngmann, constitute the entirety of Eon’s Board of Directors These defendants are hereinafter referred to collectively as the “Individual Defendants.”

15.                                 By virtue of the Individual Defendants’ positions as officers and/or directors of Eon,

each of them is in a fiduciary relationship with plaintiff and the other public shareholders of Eon and owes plaintiff and the other public shareholders the highest obligations of good faith, fair dealing, loyalty and due care.

CLASS ACTION ALLEGATIONS

16.                                 Plaintiff brings this action on his own behalf and as a class action pursuant to Article 9 of the CPLR on behalf of the holders of Eon Common Stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

17.                                 18.                                 This action is properly maintainable as a class action because:

(a)                                  The class is so numerous that joinder of all members is impracticable. There are about 88 million shares of Eon common stock outstanding beneficially owned by thousands of shareholders.

(b)                                 There are questions of law and fact which are common to the Class including the following:

1.                                       whether the individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

2.                                       whether defendants are imposing an unfair transaction on the Company’s public shareholders; and

3.                                       whether the Class is entitled to injunctive relief for damages as a result of Defendants’ wrongful conduct.

(c)                                  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class.

(d)                                 Defendants have acted in a manner which affects plaintiff and all other members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

(e)                                  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGAT1ONS

18.                                 On Monday, February 21, 2005, Eon announced it had signed a definitive merger agreement pursuant to which Novartis AG will acquire Eon. Novartis AG will buy all of Hexal AG (“Hexal”) and the two-thirds of Eon shares that Hexel owns, in addition to Novartis Corp. buying the remaining one-third of Eon’s publicly held shares for $31.00 per share in cash. Novartis AG would then merge Hexal and Eon into its Sandoz unit.

19.                                 The $31.00 per share offered for Eon’s common stock is inadequate and unfair.

The Merger

20.                                 The detailed terms of the merger agreement are as follows.

21.                                 Novartis AG entered into an agreement with Santo Holding (Deutschland) GmbH (“Santo”) (Eon and Hexal’s controlling stockholder) to acquire all of the 60 million shares of Eon’s common stock held by Santo for EUR 1.3 billion in cash (approximately $1.7 billion).

22.                                 Novartis AG also agreed with Santo to purchase all of privately held Hexal, one of the largest generic pharmaceutical companies in Germany, including Eon shares Hexel holds directly (and indirectly by Defendant Strüngmann and an indirect significant shareholder of Santo), for an estimated EUR 4.35 billion in cash (approximately $3.95 billion).

23.                                 Novartis Corp., a wholly-owned subsidiary of Novartis AG, will then commence a cash tender offer to acquire all the remaining outstanding publicly held shares of Eon common stock not held by Santo at a price of $31.00 per share (approximately $1 billion).

24.                                 Both Eon and Hexal will be merged with Novartis AG’ Sandoz unit, creating the world’s leading generics company based on global revenues.

25.                                 The transactions are expected to close in the second half of 2005. The combined company, which will operate under the Sandoz name, will have combined pro forma 2004 sales of approximately $5.1 billion, a portfolio consisting of more than 600 drugs and employ over 20,000 people worldwide.

26.                                 Following the consummation of the transactions, Defendant Hampl will serve as CEO of Sandoz U.S., Novartis AG’s generic pharmaceutical business based in the United States.

27.                                 Eon further announced that the Board of Directors of Eon and a Special Committee of independent members of Eon’s Board of Directors determined that the terms of the tender offer and merger are fair to, and in the best interests of, Eon and its stockholders not affiliated with Santo, and have recommended that the public stockholders accept the offer.

The Value of Eon’s Common Stock

28.                                 On Friday, February 18, 2005, the trading day prior to the merger’s announcement, Eon’s shares closed at $27.92. The merger terms thus represent a premium of only $3.08 (or 10%)

for Eon’s roughly 31.9 million publicly held shares not held by Santo or Hexal.

29.                                 That 10% premium being offered is inadequate and unfair given Eon’s strong financial condition.

30.                                 For example, on the same day of the merger announcement, Eon announced that it expects net income of $30.2 million for the fourth quarter ended December 31, 2004, compared to $19.2 million in the comparable quarter in 2003, an increase of 57.3%.

31.                                 Diluted earnings per share is expected to be $0.33 for the fourth quarter ended December 31, 2004, compared to $0.21 for the comparable quarter in 2003, an increase of 57.1%.

32.                                 Analyst coverage concluded similarly.

33.                                 For example, Credit Suisse First Boston (“CSFB”) in a report issued on February 9, 2005, just days before the merger announcement, stated a price target of $36.00 for Eon. In fact, CSFB based that price target on expected earnings per share of $0.29, which was below Eon’s announced earnings per share of $0.33.

34.                                 Similarly, Lazard Freres & Co. LLC (“Lazard”) in a report issued on February 10, 2005, set a target price for Eon at $37.00.

35.                                 In both cases, it is clear that the small premium offered for Eon’s common stock was well below its true and fair value.

BREACH OF FIDUCIARY DUTY

36.                                 Plaintiff repeats the preceding paragraphs as if fully set forth herein.

37.                                 By reason of their position and/or majority ownership of Eon common stock, the Defendants owe fiduciary duties to Plaintiff and the Class members.

38.                                 By reason of the foregoing, Novartis AG and Novartis Corp. have breached, are breaching and are aiding and abetting in a breach of their fiduciary duties to Plaintiff and the members of the Class and to the detriment and at the expense of Plaintiff and the Class members.

39.                                 By reason of the foregoing, EON and the Individual Defendants have breached and are breaching their fiduciary duties to Plaintiff and the members of the Class and to the detriment and at the expense of Plaintiff and the Class members.

40.                                 Plaintiff has no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                   Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.                                     Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed merger;

C.                                     In the event the proposed merger is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

D.                                    Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

E.                                      Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

Dated:	February 23, 2005
New York, New York
SARRAF GENTILE LLP

/s/ Ronen Sarraf
Ronen Sarraf
Joseph Gentile
111 John Street, 8th Floor
New York, NY 10038
T: 212-433-1312
F: 212-406-3677

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